Roberts and Ryan Investments Incorporated

Financial Statement and Report of Independent Registered Public Accounting Firm

Pursuant to Rule 17a-5(d) of the

Securities and Exchange Commission

December 31, 2022

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-37469

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Roberts and Ryan Investments Incorporated

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

39 Broadway, 16th Floor, STE 1640
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Rathjen	866-884-9959	brathjen@roberts-ryan.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rolleri Sheppard, CPAS, LLP
(Name – if individual, state last, first, and middle name)

2150 Post Road, 5th Floor	Fairfield	CT	06824
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3437
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, Brian Rathjen, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Roberts and Ryan Investments Incorporated, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]

Notary Public No. 02ME6337552
EXPIRES Feb 24, 2024

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ROBERTS AND RYAN INVESTMENTS INCORPORATED

TABLE OF CONTENTS



Rolleri & Sheppard CPAS, LLP
John M. Rolleri, CPA, CFE
Ryan C. Sheppard, CPA, CFF

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Roberts and Ryan Investments, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Roberts and Ryan Investments, Inc. as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Roberts and Ryan Investments, Inc. as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Roberts and Ryan Investments, Inc.'s management. Our responsibility is to express an opinion on Roberts and Ryan Investments, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Roberts and Ryan Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

R & S CPAS, LLP

Rolleri & Sheppard CPAS, LLP

We have served as Roberts and Ryan Investments, Inc.'s auditor since 2020.
Fairfield, Connecticut
March 29, 2023

2150 Post Road, 5th Floor • Fairfield, CT 06824
p:203.259.2727 • f:203.256.2727 www.rollerisheppardcpas.com

American Institute of Certified Public Accountants • Connecticut Society of Certified Public Accountants
Public Company Accounting Oversight Board • New York State Society of Certified Public Accountants • Massachusetts Society of CPAs

ROBERTS AND RYAN INVESTMENTS INCORPORATED

STATEMENT OF FINANCIAL CONDITION

December 31, 2022

ASSETS

Cash	$ 2,139,744
Securities	2,719,091
Deposit with clearing broker	242,355
Accounts receivable	610,331
Prepaid expenses	98,703
Other current assets	1,170
Due from affiliate	78,310
Property and equipment - net of accumulated depreciation of $20,678	13,571
Security deposits	7,849
Deferred tax asset	218,277
Right-of-use asset	67,406
Total assets	$ 6,196,807

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$ 958,021
Lease liability	67,785
Deferred revenue	40,000
Subordinated loan payable	2,657,240
Total liabilities	3,723,046
Contingency (Note 10)	

Stockholders' Equity

Common stock, no par value; 1,000,000 shared authorized;	
600,000 shared issued and outstanding	70,000
Additional paid-in capital	2,789,162
Treasury stock	(1,000)
Accumulated deficit	(384,401)
Total stockholders' equity	2,473,761
Total liabilities and stockholders' equity	$ 6,196,807

The accompanying notes are an integral part of this statement.

ROBERTS AND RYAN INVESTMENTS INCORPORATED
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2022

(1) Organization and Nature of Business

Roberts and Ryan Investments Incorporated. (the "Company") was formed on February 23, 1987, as a California corporation under the name Roberts Securities Incorporated to engage in business as a broker dealer. The Company subsequently changed its name to Roberts and Ryan Investments Incorporated. The Company adopted a new fiscal year ended December 31st as of 2021. The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer. The company handles neither customer funds, nor securities. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

(2) Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Income Taxes
The Company accounts for its income taxes using the Financial Accounting Standards Board Accounting Standards Codification 740, Income Taxes, which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax asset and liabilities are based on provisions of enacted federal and state laws.

Property and equipment
Property and equipment are carried at cost and are depreciated over their useful lives of 5 to 7 years using the straight-line method.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less from the date of purchase to be cash equivalents. Bank balances in excess of FDIC limits is $1,886,571.

(3) **Revenue Recognition**

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. This change was applied using the modified retrospective method and there was no impact on our previously presented results.

Disaggregation can be found on the statement of operations.

Commission revenue represents sales commissions generated by customers' purchases and sales of securities on exchanges and over-the-counter. Syndicate participation revenue represents fees arising from secondary securities offerings in which the Company acts as an underwriter. For both of these revenue streams, the Company believes that the performance obligations are satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Commission revenues, securities transactions, and related expenses are recorded on a trade date basis.

Contract balances at December 31, 2022 is $610,331. Contract liabilities at December 31, 2022 is $40,000.

(4) **Fair Value Measurements**

The Company follows guidance as set forth in the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2018-13, Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements for fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of fair value hierarchy under FASB ASC 820 are described as follows:

Fair value measurement – the Company determines fair value based on assumptions that market participants would use pricing an asset or liability in the principal or most advantageous market. The Company follows the fair value hierarchy when distinguishing assumptions in fair value measurement as outlined in the FASB "Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures".

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 – Observable inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly and include;

Quoted prices for similar assets or liabilities in active markets.
Quoted prices for identical or similar assets or liabilities in inactive markets.
Market prices for similar instruments.
Inputs other than quoted prices that are observable for the asset or liability.
Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

(4) Fair Value Measurements (continued)

Level 3 – Inputs to the valuation methodology are unobservable and significantly to the fair value measurement.

The availability of valuation techniques and observable inputs can vary from investment to investment and are impacted by factors such as investment type, whether the investment is new and not established in a marketplace, the liquidity of markets, and other transaction characteristics. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, determining fair value requires more judgment. Because of the inherent uncertainty of valuation, estimated values may be materially higher or mower than the values that would have been used had a ready market for the investment existed. Therefore, the degree of judgment used by the Company in determining fair value is greatest for investments categorized in level 3. Inputs used to measure fair value might be categorized within different levels of fair value hierarchy and are categorized based upon the lowest level of input that is significant to the fair value measurement.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as at December 31, 2022:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Security holdings	$2,719,091	-	-	$2,719,091

(5) Property and Equipment

Property and equipment consist of the following at December 31, 2022:

Property and equipment	$34,249
Less accumulated depreciation	(20,678)
	$13,571

Depreciation expense for year ended December 31, 2022 was 5,929.

(6) Clearing Arrangements

The Company has an agreement with RBC Capital Markets, LLC ("RBC") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. Deposits with clearing broker include the Company's clearing deposit with RBC.

(7) Lease Commitments

The Company adheres to ASC-842 – Accounting for leases. The Company has recorded lease liability for the present value of the future lease payments, using a discount rate of 6% which is the Company's estimated incremental borrowing rate for loans with similar terms. A right-of-use asset has been recorded in the amount of the lease liability. Lease costs are being recognized on a straight-line basis over the term of the lease. The Company renewed one of its leases beginning January 1, 2023. Future lease payments under a non-cancellable operating leases with initial terms in excess of one year are as follows:

ROBERTS AND RYAN INVESTMENTS INCORPORATED
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2022

(7) Lease Commitments (continued)

2023	91,390
2024	56,966
2025	37,127
Total future lease payments	185,483
Less Right-of-use beginning 1/1/23	(101,135)
Less imputed interest	(13,563)
Net liability as of 12/31/2022	$67,785

(8) Subordinated Loan Payable, Related Party

The Company received a $2,500,000 loan from a shareholder, which is subordinated to all claims of present and future creditors of the Company prior to maturity. The loan has an interest rate of 8% and a maturity date of September 11, 2022, that is extendable an additional year without further action by either the lender or the Company unless thirteen months prior to maturity, notice is given that the schedule maturity date shall not be extended. The loan received FINRA approval on September 12, 2019. At December 31, 2022, subordinated loan payable was $2,657,240 consisting of $2,290,000 in principal and $367,240 in interest, as shown on the statement of financial condition. Additional accrued interest of $9,160 is included in accrued expenses.

(9) Income Taxes

The Company is a C-corp for tax purposes, and accordingly files federal, state and local income tax returns. The Company is subject to federal, states and local taxes. The Company has deferred tax asset of $218,277 at December 31, 2022. The deferred tax asset consists of the following:

Unamortized Organization costs	32,689
Unused Net Operating Loss	185,588
	$218,277

The Company has recorded a 25% valuation allowance against the unused net operating loss carryforward. In addition, the Company has unused charitable contribution donations of $1,371,551 which would normally result in a deferred tax asset of approximately $385,000. The utilization may not come to fruition and it has been fully reserved for.

(10) Commitments and Contingencies

The Company is a party to a class action compliant filed in the United States District Court for the District of Colorado, under case caption *McLead v. Innovage Holding Corp., et al.,* Docket No. 1:21-cv-02770. Legal counsel and management are of the opinion that resolution of these matters will not have a material adverse effect on the Company's financial condition or continuing operations.

(11) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2022 the Company had net capital of $4,171,443, which was $4,071,443 in excess of its required net capital of $100,000. The Company had a percentage of aggregate indebtedness to net capital of 23.93% as of December 31, 2022.

(12) **Related Party Transactions**

The Company earned referral fees from an affiliate broker dealer, Kelson Capital LLC, in the amount of $104,952 for the year ended December 31, 2022, as shown on the statement of operations.

The Company loaned $78,310 to an affiliate in a noninterest-bearing arrangement, as shown on the statement of financial condition as due from affiliate.

(13) **Subsequent Events**

For purposes of preparing financial statements the Company considered events through March 29, 2023, the date the financial statements were available for issuance. Subsequent to the end of the year, the Company changed its name to Roberts & Ryan, Inc. and re-incorporated from the State of California to the State of Delaware.

(14) **Risks and Uncertainties**

On February 24, 2022 Russia launched a military invasion of Ukraine. The impact of the Ukraine war, and resulting sanctions on Russia, has resulted in economic uncertainties. The extent to which the Company's financial results will be affected cannot be reasonably estimated at this time.

On March 11, 2023 Signature Bank failed and was taken over by the Federal Deposit Insurance Corporation. The impact of the Signature Bank failure and resulting pressure on other financial institutions, including Silicon Valley Bank and First Republic Bank has resulted in economic uncertainties. The extent to which the Company's financial results will be affected cannot be reasonably estimated at this time, but the Federal Government has positioned itself in each of these bank failures that no customer deposit would be in jeopardy.